                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                  dELiA*s, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   246911 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 23, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 23 Pages)

--------
     (1)  The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 2 of 23 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   215,343 shares (1)
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               4,487,761 shares (2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               215,343 shares (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               4,487,761 shares (2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,703,104 shares (1)(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of warrants to purchase shares of Common Stock.

(2)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 3 of 23 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               4,487,761 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               4,487,761 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,487,761 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 4 of 23 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               4,487,761 shares (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               4,487,761 shares (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,487,761 shares (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

(1)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 5 of 23 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               4,487,761 shares (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               4,487,761 shares (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,487,761 shares (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

(1)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 6 of 23 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               4,487,761 shares (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               4,487,761 shares (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,487,761 shares (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

(1)  Consists of shares of Common Stock held by MLF Offshore  Portfolio Company,
     L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 7 of 23 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   6,021 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               4,703,104 shares (1)(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               6,021 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               4,703,104 shares (1)(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,709,125 shares (1)(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1)  Includes  warrants to purchase  215,343  shares of Common Stock held by MLF
     Investments, LLC.

(3)  Includes 4,487,761 of shares of Common Stock held by MLF Offshore Portfolio
     Company, L.P.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 8 of 23 Pages
------------------------                                  ----------------------

     The following  constitutes  Amendment No. 1 ("Amendment No. 1") to Schedule
13D, as amended to date, filed by the undersigned  (the "Schedule 13D").  Except as  specifically  amended by this  Amendment  No. 1, the Schedule 13D remains in full force and effect.

Item 3 is hereby amended in its entirety to read as follows

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of February 27, 2006, MLF Offshore  beneficially  owned 4,487,761 shares of Common Stock. MLFI, Mr. Feshbach,  MLF Cayman, MLF Holdings,  and MLF Capital
may be deemed to  beneficially  own the  shares  of  Common  Stock  owned by MLF
Offshore. 3,836,541 Shares were issued by the Issuer pursuant to a spin-off from
Alloy,  Inc. at a rate of one share of the Issuer for every two shares of Alloy,
Inc.  held by the MLF  Offshore  as of  December  7, 2005.  651,220  Shares were purchased by MLF Offshore for  $4,838,564.60  using funds borrowed from Deutsche
Bank AG, London Branch pursuant to a Financing Agreement dated February 10, 2006 by and among affiliates of MLF Offshore and the Bank, as amended.

     As of February  27,  2006,  MLFI  beneficially  owned  warrants to purchase
215,343  Shares (the  "Warrants").  The  Warrants  are  immediately  exercisable warrants at $7.43 per Share and terminates  February 23, 2016. The Warrants were granted by the Issuer to MLFI pursuant to the Standby Agreement.

     As of February 27, 2006,  Mr.  Feshbach  also owns (i) 5,399 shares  issued pursuant to the spin-off from Alloy, Inc. restricted stock under the Alloy, Inc.
Stock  Incentive  Plan,  which  shares  are  subject to Alloy,  Inc.'s  right of repurchase in certain  circumstances  outlined in a restricted  stock  agreement between Mr.  Feshbach  and Alloy,  Inc. and (ii) 622 shares of common stock upon his exercise of options at $7.43 per share granted by the Issuer to Mr. Feshbach pursuant to the spin off of the Issuer  from Alloy,  Inc. at a rate of an option to purchase one share of common stock of the Issuer for every option to purchase two shares of common stock of Alloy,  Inc. Mr.  Feshbach used his personal funds to purchase such Shares.

     Item 4 is hereby amended to include the following:

Item 4.   PURPOSE OF TRANSACTION.

     On  February  23,  2006,  MLFI,  through  one of its fund  affiliates,  MLF
Offshore,  honored its commitment  pursuant to the Standby Agreement to purchase
651,200 Shares which were not subscribed for in the Right Offering.

     Items 5(a) and (b) are hereby amended in their entirety as follows:

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon the sum off (a) 23,339,782 Shares outstanding,  which is  the  total  number  of  Shares  outstanding  as  reported  in  the  Issuer's
Registration  Statement on Form S-1/A, as filed with the Securities and Exchange
Commission on December 12, 2005 and (b)  2,691,790  Shares issued as part of the
Rights Offering of the Issuer that terminated on February 10, 2006.

          As of the close of business on February  27, 2006,  each of MLFI,  MLF
Offshore,  MLF Cayman, MLF Holdings and MLF Capital beneficially owned 4,487,761
Shares,  constituting  approximately 17.2% of the Shares outstanding.  MLFI also beneficially owns an additional 215,343 Shares,  less than one percent of Shares outstanding, upon exercise of the Warrants.

          As of the close of business on February 27, 2006, Mr.  Feshbach may be deemed to own the 4,487,761  Shares owned by MLF Offshore,  215,343 Shares owned

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 9 of 23 Pages
------------------------                                  ----------------------

by MLFI and 6,021  restricted  Shares,  or an  aggregate  of  4,709,125  Shares, constituting approximately 17.9 of the Shares outstanding.

          (b) Each of Mr. Feshbach, MLFI, MLF Offshore, MLF Cayman, MLF Holdings
and MLF  Capital  shares the power to vote and dispose or to direct the vote and disposition  of  4,487,761  Shares,  or 17.2%  of the  Shares  outstanding.  Mr.
Feshbach and MLFI shares the power to vote and dispose or to direct the vote and disposition of an additional  215,343  Shares  issuable upon the exercise of the
Warrants.

     Mr.  Feshbach  has sole power to vote and  dispose of an  additional  6,022
Shares, or 0.1% of the Shares outstanding.

     Item 5(c) is hereby amended to include the following:

          (c) MLF  Offshore  purchased  651,220  Shares  at $7.43 per Share in a private transaction with the Issuer to honor MLFI's obligations  pursuant to the
Standby  Agreement.  The Issuer  granted MLFI  immediately  exercisable  10-year warrants to purchase 215,343 Shares at an exercise price of $7.43 per Share.

     Item 7 is hereby amended to include the following:

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          3.   Warrant to  purchase  215,343  shares of common  stock of dELiA*s dated February 23, 2006.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 10 of 23 Pages
------------------------                                  ----------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2006

                                       /s/ Matthew L. Feshbach
                                       ----------------------------------
                                       MATTHEW L. FESHBACH

                                       MLF INVESTMENTS, LLC

                                       By:  /s/ Matthew L. Feshbach
                                            -------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                       MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                       By:  MLF Cayman GP, Ltd.
                                            Title: General Partner

                                       By:  MLF Capital Management, L.P.
                                            Sole shareholder

                                       By:  MLF Holdings, LLC,
                                            General Partner

                                       By:  /s/ Matthew L. Feshbach
                                            ------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

                                       MLF CAYMAN GP, LTD.

                                       By:  MLF Capital Management, L.P.
                                            Sole shareholder

                                       By:  MLF Holdings, LLC,
                                            General Partner

                                       By:  /s/ Matthew L. Feshbach
                                            ---------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 11 of 23 Pages
------------------------                                  ----------------------

                                       MLF CAPITAL MANAGEMENT, L.P.

                                       By:  MLF Holdings, LLC
                                            General Partner

                                       By:  /s/ Matthew L. Feshbach
                                            -------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                       MLF HOLDINGS, LLC

                                       By:  /s/ Matthew L. Feshbach
                                            -------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 12 of 23 Pages
------------------------                                  ----------------------

                                 Exhibit Index

                            Exhibit                                      Page
                            -------                                      ----

1.   Joint Filing  Agreement by and among MLF  Investments,  LLC,         --
     MLF Offshore Portfolio  Company,  L.P., MLF Cayman GP, Ltd.,
     MLF Capital Management,  L.P., MLF Holdings, LLC and Matthew
     L. Feshbach, dated February 27, 2005.

2.   Standby  Purchase  Agreement  dated September 7, 2005 by and         --
     between MLFI, Alloy, Inc. and dELiA*s, Inc.

3.   Warrant to  purchase  215,343  shares of Common  Stock dated      13 to 23
     February 23, 2006.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 13 of 23 Pages
------------------------                                  ----------------------

     THIS WARRANT AND THE SHARES OF CAPITAL  STOCK ISSUED UPON ANY EXERCISE
     HEREOF HAVE NOT BEEN  REGISTERED  UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED (THE "SECURITIES  ACT"), OR ANY APPLICABLE STATE SECURITIES OR
     "BLUE-SKY" LAWS AND MAY NOT BE SOLD, TRANSFERRED,  ASSIGNED,  PLEDGED,
     ENCUMBERED   OR   OTHERWISE   DISPOSED  OF  IN  THE  ABSENCE  OF  SUCH
     REGISTRATION OR AN EXEMPTION THEREFROM.

No. P-1                                                         For the Purchase
                                                               of 215,343 shares
                                                                 of Common Stock

                        WARRANT TO PURCHASE COMMON STOCK

                                       OF

                                  DELIA*S, INC.

                            (A DELAWARE CORPORATION)

     DELIA*S, INC., a Delaware corporation (the "COMPANY"),  for value received, hereby certifies that MLF Investments LLC, a Delaware limited  liability company
(the "HOLDER"),  is entitled,  subject to the terms set forth below, to purchase from the  Company,  at any time or from time to time on or  before  the first to occur  of  5:00  p.m.  Eastern  Standard  Time  on  February  23,  2016  and the
termination of this Warrant as provided in Section 7 hereof,  up to an aggregate of Two Hundred Fifteen  Thousand Three Hundred Forty Three  (215,343)  shares of
Common Stock,  par value $0.001 per share, of the Company (the "COMMON  STOCK"), at a  purchase  price  equal to $7.43 per  share,  as may be  adjusted  upon the occurrence  of  certain  events as set forth in Section 3 of this  Warrant.  The shares of stock  issuable upon exercise of this Warrant,  and the purchase price per share, are hereinafter  referred to as the "WARRANT STOCK" and the "PURCHASE
PRICE," respectively.

     1.   EXERCISE.

          1.1  MANNER  OF  EXERCISE;  METHOD OF  PAYMENT.  This  Warrant  may be
     exercised  by the Holder,  in whole or in part (so long as any  exercise in part hereof would not involve the issuance of fractional  shares of Warrant
     Stock),  by  surrendering  this  Warrant,  with the purchase  form appended hereto as EXHIBIT A duly executed by the Holder, at the principal office of the  Company,  or at  such  other  place  as  the  Company  may  designate, accompanied  by payment in full of the aggregate  Purchase Price payable in respect  of the  number of  shares of  Warrant  Stock  purchased  upon such exercise.  Payment  of the  Purchase  Price may be made by either (i) cash,
     (ii) a certified  or cashier's  check  payable to the order of the Company,
     (iii) exercise of the net issuance  option  pursuant to Section 1.4 of this
     Warrant, or (iv) any combination of the foregoing methods.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 14 of 23 Pages
------------------------                                  ----------------------

          1.2  EFFECTIVENESS.  Each  exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been  surrendered  to the Company as provided in Section 1.1 above.  At such time, the person or persons in whose name or names any  certificates  for  Warrant  Stock  shall be  issuable  upon such exercise  as  provided  in Section 1.3 below shall be deemed to have become the holder or holders of record of the Warrant  Stock  represented  by such certificates.

          1.3  DELIVERY  OF  CERTIFICATES.  As soon  as  practicable  after  the exercise  of this  Warrant  in whole or in part,  and in any  event  within twenty (20) days thereafter,  the Company at its sole expense will cause to be issued in the name of, and delivered to, the Holder,  or, subject to the terms and conditions hereof, as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct:

               (a)  a certificate or certificates  for the number of full shares of Warrant  Stock to which such  Holder  shall be  entitled  upon such exercise  plus, in lieu of any  fractional  share to which such Holder would otherwise be entitled,  cash in an amount determined pursuant to
          Section 2 hereof, and

               (b)  if such  exercise is in part only, a new warrant or warrants
          (dated the date hereof) of like tenor, calling in the aggregate on the face or faces  thereof  for the  number  of shares  of  Warrant  Stock
          (without giving effect to any adjustment  therein) equal to the number of such shares called for on the face of this Warrant minus the number of such shares  purchased by the Holder upon such exercise as provided in Section 1.1 above.

          1.4  NET ISSUANCE OPTION; MARKET VALUE. Notwithstanding any provisions herein to the  contrary,  the  Holder  may elect to  receive,  without  the payment by the  Holder of any  additional  consideration,  shares of Common
     Stock  equal to the value (as  determined  below) of this  Warrant  (or the portion  thereof  being  exercised)  by  surrender  of this  Warrant at the principal  office of the Company  together  with the properly  endorsed and completed  notice of  exercise  in the form of  Exhibit A hereto,  in which event the  Company  shall  issue to the Holder a number of shares of Common
     Stock computed using the following formula:

          X=Y (A-B)
              ----
                A

     Where X = the  number of shares of Common  Stock to be issued to the Holder pursuant to this Section 1.4

           Y=  the  number  of  shares of  Common  Stock  purchasable  under the
               Warrant or, if only a portion of the Warrant is being  exercised, the portion of the Warrant  being  exercised (at the date of such calculation) pursuant to this Section 1.4

           A=  the Market Value of one share of the  Company's  Common Stock (at the date of such calculation)

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 15 of 23 Pages
------------------------                                  ----------------------

           B=  the Purchase Price (as adjusted to the date of such  calculation)
               in effect under this  Warrant at the time the net issue  election is made pursuant to this Section 1.4

Upon any such exercise,  the number of shares of Warrant Stock  purchasable upon exercise of this Warrant shall be reduced by such designated number of shares of
Warrant Stock and, if a balance of  purchasable  shares of Warrant Stock remains after such  exercise,  the Company shall execute and deliver to the Holder a new
Warrant for such  balance of shares of Warrant  Stock.  Such  exchange  shall be effective  upon the date of  receipt  by the  Company  of the  original  Warrant surrendered  for  cancellation  and a written  request  from the Holder that the exchange  pursuant to this Section 1.4 be made,  or at such later date as may be specified in such request.  For purposes of this Warrant,  "MARKET VALUE" of the
Company's Common Stock shall mean, as of any date of determination,  the closing sale price of the Company's Common Stock on the NASDAQ National Market (or other exchange on which the Common Stock is traded at the time of such  determination)
or if the Company's  Common Stock is not traded on an exchange,  the fair market value of such share as determined in good faith by the Board of Directors in its reasonable business judgment upon review of all relevant factors.

     2.   FRACTIONAL  SHARES.  No  fractional  shares of Common  Stock are to be issued  upon the  exercise of this  Warrant,  but rather the number of shares of
Common Stock issued upon  exercise of this Warrant  shall be rounded down to the nearest whole number,  and in lieu of any  fractional  share to which any holder would otherwise be entitled upon such exercise, the Company shall pay cash equal to such fraction multiplied by the Market Value of the Company's Common Stock on
the trading day immediately preceding the date the Warrant is exercised.

     3.   CERTAIN ADJUSTMENTS.

          3.1  CHANGES IN COMMON  STOCK.  If the  Company  shall (i) combine the outstanding  shares of Common  Stock into a lesser  number of shares,  (ii)
     subdivide the  outstanding  shares of Common Stock into a greater number of shares or (iii) issue  additional  shares of Common  Stock as a dividend or other  distribution  with respect to the Common Stock, the number of shares of Warrant  Stock  shall be equal to the number of shares  which the Holder would have been  entitled  to  receive  after the  happening  of any of the events described above if such shares had been issued  immediately prior to
     the  happening  of  such  event,   such  adjustment  to  become   effective
     concurrently with the  effectiveness of such event.  Whenever the number of shares of  Warrant  Stock  purchasable  upon  exercise  of this  Warrant is adjusted as provided in this Section 3.1, the Purchase  Price  payable upon the exercise of this Warrant shall be adjusted to that price  determined by multiplying  the  Purchase  Price  in  effect  immediately  prior  to  such adjustment  by a fraction (i) the numerator of which shall be the number of
     shares  of  Warrant  Stock   purchasable  upon  exercise  of  this  Warrant
     immediately  prior to such  adjustment,  and (ii) the  denominator of which shall be the number of shares of Warrant Stock purchasable upon exercise of this Warrant immediately  thereafter.  The number of shares of Common Stock outstanding at any given time for purposes of the  adjustments set forth in this Section 3 shall exclude any shares then directly or indirectly held in the treasury of the Company.

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CUSIP No. 246911 10 1                 13D                    Page 16 of 23 Pages
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          3.2  REORGANIZATIONS AND  RECLASSIFICATIONS.  If there shall occur any capital  reorganization or reclassification of the Common Stock (other than a change in par value or a subdivision  or  combination  as provided for in
     Section 3.1), then, as part of any such reorganization or reclassification, lawful  provision  shall be made so that the  Holder  shall  have the right thereafter  to  receive  upon the  exercise  hereof  the kind and amount of shares of stock or other  securities  or property  which such Holder  would
     have  been  entitled  to  receive  if,   immediately   prior  to  any  such
     reorganization  or  reclassification,  such  Holder  had held the number of shares of Common  Stock which were then  purchasable  upon the  exercise of this  Warrant.  In any such case,  appropriate  adjustment  (as  reasonably determined  by the Board of Directors of the Company)  shall be made in the application  of the  provisions set forth herein with respect to the rights and interests  thereafter of the Holder such that the  provisions set forth in this Section 3 (including  provisions  with respect to adjustment of the
     Purchase Price) shall thereafter be applicable,  as nearly as is reasonably practicable,  in  relation  to any shares of stock or other  securities  or property thereafter deliverable upon the exercise of this Warrant.

          3.3  MERGER,   CONSOLIDATION  OR  SALE  OF  ASSETS.   Subject  to  the
     provisions of Section 7, if there shall be a merger or consolidation of the
     Company  with  or  into  another   corporation  (other  than  a  merger  or
     reorganization involving only a change in the state of incorporation of the
     Company or the  acquisition  by the Company of other  businesses  where the
     Company  survives as a going concern),  or the sale of all or substantially all of the Company's capital stock or assets to any other person, then as a part of such transaction,  provision shall be made so that the Holder shall thereafter  be  entitled  to receive the number of shares of stock or other securities  or property of the  Company,  or of the  successor  corporation resulting from the merger, consolidation or sale, to which the Holder would have been entitled if the Holder had  exercised its rights  pursuant to the
     Warrant immediately prior thereto. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3 to the end that the  provisions of this Section 3 shall be  applicable  after that event in as nearly equivalent a manner as may be practicable.

          3.4  DIVIDENDS;  DISTRIBUTION OF ASSETS.  If the Company shall declare or make any  dividend  or other  distribution  of its  assets (or rights to acquire its assets) to holders of Common Stock, by way of return of capital or otherwise (including,  without limitation,  any distribution of stock or other  securities,  property  or  options by way of a  dividend,  spin off, reclassification, corporate rearrangement or other similar transaction, but not including any  distribution  of cash) (a  "DISTRIBUTION"),  at any time after the issuance of this Warrant, then, in each such case:

          (a)  the Purchase  Price in effect  immediately  prior to the close of business on the record date fixed for the  determination of holders of
          Common Stock  entitled to receive the  Distribution  shall be reduced, effective as of the close of business on such record date,  to a price determined by  multiplying  such Purchase Price by a fraction of which
          (A) the numerator shall be the Market Value of the Common Stock on the trading day immediately  preceding such record date minus the value of the  Distribution  (as determined in good faith by the Company's Board

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CUSIP No. 246911 10 1                 13D                    Page 17 of 23 Pages
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          of Directors)  applicable  to one share of Common  Stock,  and (B) the denominator shall be the Weighted Average Price of the Common Stock on the trading day immediately preceding such record date; and

          (b)  either (i) the number of shares of Warrant  Stock  issuable  upon exercise  of this  Warrant  shall be  increased  to a number of shares equal to the  number of shares of Common  Stock  issuable  immediately prior to the  close of  business  on the  record  date  fixed  for the determination  of  holders of Common  Stock  entitled  to receive  the
          Distribution multiplied by the reciprocal of the fraction set forth in the  immediately  preceding  clause (a), or (ii) in the event that the
          Distribution  is of common  stock of a company  whose  common stock is traded on a  national  securities  exchange  or a  national  automated quotation  system,  then the holder of this Warrant  shall  receive an additional  warrant to purchase Common Stock, the terms of which shall be identical to those of this Warrant,  except that such warrant shall be  exercisable  into the  amount of the  assets  that would have been payable to the holder of this Warrant pursuant to the Distribution had the holder  exercised  this Warrant  immediately  prior to such record date and with an  exercise  price  equal to the  amount  by which  the exercise  price of this  Warrant  was  decreased  with  respect to the
          Distribution pursuant to the terms of the immediately preceding clause
          (a).

     For purposes of this Section 3.4, "WEIGHTED AVERAGE PRICE" means the dollar volume-weighted  average price for the Common Stock on the NASDAQ  National
     Market (or other  exchange on which the Common  Stock is traded at the time of such  determination)  as  reported by  Bloomberg  through its "Volume at
     Price"  function.  If the Weighted  Average Price cannot be calculated  for such security on such date on the  foregoing  basis,  the Weighted  Average
     Price of such Common  Stock on such date shall be the fair market  value as determined in good faith by the Board of Directors of the Company.

          3.5  CERTIFICATE OF ADJUSTMENT.  When any adjustment is required to be made  in the  Purchase  Price,  the  Company  shall  mail to the  Holder  a certificate  setting  forth the Purchase  Price after such  adjustment  and setting forth a brief  statement of the facts  requiring  such  adjustment.
     Delivery  of such  certificate  shall be deemed  to be a final and  binding determination  with respect to such  adjustment  unless  challenged  by the
     Holder within twenty (20) days of receipt thereof.  Such certificate  shall also set forth the kind and amount of stock or other securities or property into which this Warrant shall be  exercisable  following the  occurrence of any of the events specified in this Section 3.

     4.   COMPLIANCE WITH SECURITIES ACT.

          4.1  UNREGISTERED  SECURITIES.   The  Holder  acknowledges  that  this
     Warrant and the Warrant Stock have not been registered under the Securities
     Act of 1933, as amended, and the rules and regulations  thereunder,  or any successor  legislation  (the  "SECURITIES  ACT"),  and  agrees not to sell, pledge,  distribute,  offer for sale, transfer or otherwise dispose of this
     Warrant or any Warrant  Stock except in accordance  with the  provisions of the Securities Act or pursuant to an exemption therefrom.

          4.2  INVESTMENT  LETTER.  Without  limiting the  generality of Section
     4.1,  unless the offer and sale of any shares of Warrant  Stock  shall have

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CUSIP No. 246911 10 1                 13D                    Page 18 of 23 Pages
------------------------                                  ----------------------

     been effectively  registered under the Securities Act, the Company shall be under no  obligation to issue the Warrant Stock unless and until the Holder shall have executed an investment  letter in form and substance  reasonably satisfactory  to the  Company,  including  a  warranty  at the time of such exercise that the Holder is acquiring such shares for its own account,  for investment  and not with a view to,  or for sale in  connection  with,  the distribution of any such shares.

          4.3  LEGEND.  Certificates delivered to the Holder pursuant to Section
     1.3 shall bear the following  legend or a legend in  substantially  similar form:

          "THE SECURITIES  REPRESENTED BY THIS  CERTIFICATE  HAVE BEEN
          ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN  REGISTERED  UNDER
          THE  SECURITIES  ACT OF 1933, AS AMENDED,  OR ANY APPLICABLE
          STATE  SECURITIES OR "BLUE-SKY"  LAWS.  THESE SECURITIES MAY
          NOT BE SOLD, TRANSFERRED,  ASSIGNED,  PLEDGED, ENCUMBERED OR
          OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR
          AN EXEMPTION THEREFROM.

     5.   RESERVATION  OF STOCK.  The Company will at all times reserve and keep available,  solely for issuance and delivery  upon the exercise of this Warrant, such shares of Warrant Stock and other stock,  securities and property,  as from time to time shall be issuable  upon the exercise of this  Warrant.  The Company covenants  that all shares of Warrant Stock so issuable  will,  when issued,  be duly and validly issued and fully paid and nonassessable,  and the Company shall pay all taxes in respect of the issuance  thereof,  other than any income tax or property tax imposed on the holder thereof or any tax imposed in connection with any  transfer  included in the issuance of a  certificate  for shares of Warrant
Stock or any other securities in any name other than that of the holder hereof.

     6.   REPLACEMENT   OF  WARRANTS.   Upon  receipt  of  evidence   reasonably
satisfactory  to the Company of the loss,  theft,  destruction  or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required and the holder hereof is other than the  original  holder) in an amount  reasonably  satisfactory  to the
Company,  or (in the case of mutilation) upon surrender and cancellation of this
Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

     7.   TERMINATION  UPON  CERTAIN  EVENTS.  If there  shall  be a  merger  or consolidation  of the Company  with or into  another  corporation  (other than a merger or  reorganization  involving only a change in the corporation form of or state of incorporation of the Company or the acquisition by the Company of other businesses where the Company survives as a going concern), or the sale of all or substantially  all of the Company's capital stock or assets to any other person, or the  liquidation  or  dissolution  of the  Company,  then  as a part  of such transaction, at the Company's option, either:

          (a)  provision  shall be made so that the Holder shall  thereafter  be entitled  to receive the number of shares of stock or other  securities  or property of the Company, or of the successor corporation resulting from the merger, consolidation or sale, to which the Holder would have been entitled if the Holder had exercised its rights pursuant to the Warrant  immediately prior thereto (and, in such case,  appropriate  adjustment shall be made in the  application of the provisions of this Section 7(a) to the end that the

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CUSIP No. 246911 10 1                 13D                    Page 19 of 23 Pages
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     provisions of Section 3 hereof shall be  applicable  after that event in as nearly equivalent a manner as may be practicable); or

          (b)  this  Warrant  shall  terminate  on the  effective  date  of such merger,  consolidation or sale (the "TERMINATION DATE") and become null and void, PROVIDED that if this Warrant shall not have otherwise  terminated or expired,  (1) the Company shall provide the Holder  written  notice of such
     Termination Date at least twenty (20) days prior to the occurrence  thereof and (2) this  Warrant  shall then  become  immediately  exercisable  by the
     Holder  with  respect to all of the  shares of Common  Stock for which this
     Warrant is then exercisable, and the Holder shall have the right until 5:00
     p.m.,   Eastern  Standard  Time,  on  the  day  immediately  prior  to  the
     Termination  Date to  exercise  its  rights  hereunder  to the  extent  not previously exercised.

     8.   TRANSFERABILITY.  Without the prior  written  consent of the  Company, whose consent shall not be unreasonably  be withheld,  this Warrant shall not be assigned,  pledged or  hypothecated  in any way  (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process;
PROVIDED  THAT,  this Warrant may be  transferred by the Holder as a dividend or distribution  to the members,  partners or stockholders of the Holder at anytime or bona fide gift without  consideration  or in  connection  with a transfer not involving a change in  beneficial  ownership;  provided,  further  that any such permitted  transfer  with  respect to less than all of the  Warrant  may only be effected if the portion so transferred  is  exercisable  with respect to no less than 50,000  shares of the  Company's  Common  Stock.  Any  attempted  transfer, assignment,  pledge, hypothecation or other disposition of the Warrant or of any rights  granted  hereunder  contrary to the provisions of this Section 8, or the levy of any attachment or similar process upon the Warrant or such rights, shall be null and void.

     9.   NO RIGHTS AS  STOCKHOLDER.  Until the  exercise of this  Warrant,  the
Holder shall not have or exercise any rights by virtue  hereof as a  stockholder of the Company.

     10.  NOTICES.  All  notices,  requests and other  communications  hereunder shall be in  writing,  shall be  either  (i)  delivered  by hand,  (ii)  made by facsimile  transmission,  (iii)  sent by  overnight  courier,  or  (iv)  sent by registered  mail,  postage  prepaid,  return receipt  requested.  In the case of notices  from the  Company  to the  Holder,  they  shall be sent to the  address furnished to the Company in writing by the last Holder who shall have  furnished an address to the Company in writing. All notices from the Holder to the Company shall be delivered to the Company at its offices at 435 Hudson Street, New York,
New York  10014,  Attn:  Chief  Executive  Officer or such other  address as the
Company   shall  so  notify  the  Holder.   All  notices,   requests  and  other
communications  hereunder shall be deemed to have been given (i) by hand, at the time of the delivery thereof to the receiving party at the address of such party described  above,  (ii) if made by  facsimile  transmission,  at the  time  that receipt thereof has been  acknowledged by electronic  confirmation or otherwise,
(iii) if sent by overnight  courier,  on the next business day following the day such notice is delivered to the courier  service,  or (iv) if sent by registered mail, on the fifth business day following the day such mailing is made.

     11.  WAIVERS AND  MODIFICATIONS.  Any term or provision of this Warrant may be  waived  only by  written  document  executed  by the party  entitled  to the

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CUSIP No. 246911 10 1                 13D                    Page 20 of 23 Pages
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benefits of such terms or  provisions.  The terms and provisions of this Warrant may be modified  or amended  only by written  agreement  executed by the parties hereto.

     12.  HEADINGS.  The  headings  in  this  Warrant  are  for  convenience  of reference only and shall in no way modify or affect the meaning or  construction of any of the terms or provisions of this Warrant.

     13.  GOVERNING  LAW.  This  Warrant  will be governed by and  construed  in accordance  with and governed by the laws of New York,  without giving effect to the conflict of law principles thereof.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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CUSIP No. 246911 10 1                 13D                    Page 21 of 23 Pages
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     IN WITNESS  WHEREOF,  this Warrant has be executed by the undersigned as of the 23rd day of February, 2006.

                                         dELiA*s, INC.

                                         By:
                                                  ------------------------------
                                         Name:
                                                  ------------------------------
                                         Title:
                                                  ------------------------------

                           [SIGNATURE PAGE TO WARRANT]

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CUSIP No. 246911 10 1                 13D                    Page 22 of 23 Pages
------------------------                                  ----------------------

                                    EXHIBIT A

                                  PURCHASE FORM

To:  dELiA*s, INC.

     The  undersigned,  pursuant  to the  provisions  set forth in the  attached
Warrant (No. P-1), hereby  irrevocably elects to purchase ________ shares of the
Common Stock, par value $0.001 per share (the "COMMON STOCK") of dELiA*s,  INC., covered by such  Warrant and  herewith  tenders  payment  representing  the full purchase  price for such  shares at the  price  per share  provided  for in such
Warrant by:

     (i)  enclosing  cash and/or a certified or cashier's  check  payable to the order of the Company in the aggregate amount of $__________; and/or

     (ii) hereby  authorizing the  cancellation  of __________  shares of Common
Stock for which the Warrant may be exercised (the "Warrant Stock").

     [INCLUDE IF SHARES ARE NOT REGISTERED AT TIME OF EXERCISE] The  undersigned is aware that the Warrant  Stock has not been and will not be  registered  under the  Securities  Act of 1933,  as amended  (the  "SECURITIES  ACT") or any state securities  laws. The  undersigned  understands  that reliance by the Company on exemptions  under the  Securities  Act is  predicated in part upon the truth and accuracy of the statements of the undersigned in this Purchase Form.

     The undersigned represents and warrants that (1) it has been furnished with all information which it deems necessary to evaluate the merits and risks of the purchase of the Warrant Stock,  (2) it has had the  opportunity to ask questions concerning  the Warrant Stock and the Company and all questions  posed have been answered to its  satisfaction,  (3) it has been given the  opportunity to obtain any  additional  information  it deems  necessary  to verify the accuracy of any information obtained concerning the Warrant Stock and the Company and (4) it has such knowledge and experience in financial and business  matters that it is able to evaluate the merits and risks of purchasing  the Warrant Stock and to make an informed investment decision relating thereto.

     The  undersigned  hereby  represents  and warrant that it is purchasing the
Warrant Stock for its own account for investment and not with a view to the sale or distribution of all or any part of the Warrant Stock.

     [INCLUDE IF SHARES ARE NOT REGISTERED AT TIME OF EXERCISE] The  undersigned understands  that because the Warrant  Stock has not been  registered  under the
Securities Act, it must continue to bear the economic risk of the investment for an  indefinite  period of time and the Warrant Stock cannot be sold unless it is subsequently registered under applicable federal and state securities laws or an exemption from such registration is available.

     The  undersigned  agrees  that it will in no event  sell or  distribute  or otherwise dispose of all or any part of the Warrant Stock unless (1) there is an effective  registration  statement under the Securities Act and applicable state

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CUSIP No. 246911 10 1                 13D                    Page 23 of 23 Pages
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securities  laws covering any such  transaction  involving the Warrant Stock, or
(2)  the  Company  receives  an  opinion  satisfactory  to  the  Company  of the undersigned's  legal  counsel  stating  that such  transaction  is  exempt  from registration.

     [INCLUDE IF SHARES ARE NOT REGISTERED AT TIME OF EXERCISE] The  undersigned consents to the  placing of a legend on its  certificate  for the Warrant  Stock stating that the Warrant  Stock has not been  registered  and setting  forth the restriction  on  transfer  contemplated  hereby  and  to the  placing  of a stop transfer order on the books of the Company and with any transfer  agents against the Warrant Stock until the Warrant Stock may be legally  resold or  distributed without restriction.

     The   undersigned   has   considered  the  federal  and  state  income  tax
implications of the exercise of the Warrant and the purchase and subsequent sale of the Warrant Stock.

                                                --------------------------------

                                                Dated:
                                                      --------------------------